# BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07022303

RECEIVED
2007 APR -5 A 8:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

**Attention: Office of International Corporate Finance**

Dear Sirs/ Mesdames:

SUPPL

**Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
*Securities Act* of 1934
File No. 82-1285**

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since November 6, 2006:

A. Copy of Annual Report as of February 21, 2007 filed with the British Columbia Registrar of Companies.

B. Copies of amended Yukon Annual Returns as at August 25, 2005 and 2006 filed with the Yukon Registrar of Corporations.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:**

**GWEN WEGNER**
Paralegal

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Enclosures

dlw 4/6

82-1285

Date and Time: March 20, 2007 06:23 PM Pacific Time

BRITISH COLUMBIA

**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

RECEIVED
2007 APR -5 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Annual Report
**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*

*Filed Date and Time:* **March 2, 2007 03:25 PM Pacific Time**

## ANNUAL REPORT DETAILS

NAME OF COMPANY

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
**BC0260471**

DATE OF RECOGNITION
**February 21, 1983**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
**February 21, 2007**

## OFFICER INFORMATION AS AT February 21, 2007

**Last Name, First Name, Middle Name:**
BOYCE, JAMES
**Office(s) Held:** (Secretary)

**Mailing Address:**
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

**Delivery Address:**
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

**Last Name, First Name, Middle Name:**
ROLAND, RAYMOND

**Office(s) Held:** (President)

**Mailing Address:**
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

**Delivery Address:**
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

---

82-1285

Yukon Community Services
Services aux collectivités

AMENDED

# ANNUAL RETURN
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

# *DÉCLARATION ANNUELLE*
*LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04*

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
26288

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
625 8TH AVENUE, BOX 749, DAWSON CITY, YT Y0B 1G0

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2005
(year) / *(année)*

6. DATE OF / *DATE*
YY/AA 87 MM/MM 08 DD/JJ 25

☐ INCORPORATION *DE LA CONSTITUTION* ☑ REGISTRATION *DE L'ENREGISTREMENT* ☐ AMALGAMATION *DE LA FUSION* ☐ CONTINUATION *DE LA PROROGATION*

## 7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

| NAME / *NOM* : | ADDRESS / *ADRESSE* : |
|---|---|
| ROLAND, RAYMOND | 305-1132 HARO STREET, VANCOUVER, BC V6E 1C9 |
| RIDD, IRVIN | 1020-1500 WEST GEORGIA STREET, VANCOUVER, BC V6G 2Z6 |
| BOYCE, JAMES | 1376 ARBORLYNN DRIVE, NORTH VANCOUVER, BC V7J 2V3 |
| RIZZZUTI, JOHN | 501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6 |
| | |

## 8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

| NAME / *NOM* : | OFFICE HELD / *CHARGE* : |
|---|---|
| ROLAND, RAYMOND | PRESIDENT/CEO/CFO |
| BOYCE, JAMES | SECRETARY |
| | |
| | |
| | |

FILED
NOV 23 2006
DEPUTY REGISTRAR OF CORPORATIONS

**All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:**
1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

***La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :***
1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

| 9. DATE / *DATE* | SIGNATURE / *SIGNATURE* | TITLE / *TITRE* |
|---|---|---|
| NOVEMBER 17, 2006 | Roland | PRESIDENT |

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

*Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3038Q)F2 Rev. 10/2002

82-1285

Yukon Community Services
*Services aux collectivités*

AMENDED

**ANNUAL RETURN**
BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04
***DÉCLARATION ANNUELLE***
*LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04*

1. CORPORATION NAME / *DÉNOMINATION SOCIALE :*
PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT :*
26288

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ :*
501-905 WEST PENDER STREE, VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE :*
625 8TH AVENUE, BOX 749, DAWSON CITY, YT Y0B 1G0

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2006
(year) / *(année)*

6. DATE OF / *DATE*
YY 87 | MM 08 | DD 25
*AA* | *MM* | *JJ*

☐ INCORPORATION *DE LA CONSTITUTION* ☑ REGISTRATION *DE L'ENREGISTREMENT* ☐ AMALGAMATION *DE LA FUSION* ☐ CONTINUATION *DE LA PROROGATION*

**7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES***

| NAME / *NOM :* | ADDRESS / *ADRESSE :* |
|---|---|
| ROLAND, RAYMOND | 305-1132 HARO STREET, VANCOUVER, BC V6E 1C9 |
| RIDD, IRVIN | 1020-1500 WEST GEORGIA STREET, VANCOUVER, BC V6G 2Z6 |
| BOYCE, JAMES | 1376 ARBORLYNN DRIVE, NORTH VANCOUVER, BC V7J 2V3 |
| RIZZZUTI, JOHN | 501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6 |
| | |

**8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)***

| NAME / *NOM :* | OFFICE HELD / *CHARGE :* |
|---|---|
| ROLAND, RAYMOND | PRESIDENT/CEO/CFO |
| BOYCE, JAMES | SECRETARY |
| | |
| | |
| | |

FILED
NOV 23 2006
DEPUTY REGISTRAR OF CORPORATIONS

**All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:**
1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

***La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :***
1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

| 9. DATE / *DATE* | SIGNATURE / *SIGNATURE* | TITLE / *TITRE* |
|---|---|---|
| November 17, 2006 | Roland | PRESIDENT |

END

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

*Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3038Q)F2 Rev. 10/2002